                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

                   For the Fiscal year ended December 31, 2004

| | TRANSITION REPORT PURSUANT TO SECTION 15(d)OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

           For the transition period from ____________  to ____________.

                         Commission file number 1-12381

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             LINENS 'N THINGS, INC.
                                   401(k) PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             LINENS 'N THINGS, INC.
                                 6 BRIGHTON ROAD
                                CLIFTON, NJ 07015

                             LINENS 'N THINGS, INC.
                                   401(k) PLAN

                              FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

                       LINENS 'N THINGS, INC. 401(k) PLAN
                               Clifton, New Jersey

                              FINANCIAL STATEMENTS
                           December 31, 2004 and 2003



                                    CONTENTS


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM .....................  1

FINANCIAL STATEMENTS

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS -
       DECEMBER 31, 2004 AND 2003 ...........................................  2

     STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
       FOR BENEFITS  - YEARS ENDED DECEMBER 31, 2004 AND 2003................  3

     NOTES TO FINANCIAL STATEMENTS ..........................................  4

SUPPLEMENTAL SCHEDULE

     SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) ......... 10

SIGNATURE ................................................................... 17

EXHIBIT

     EXHIBIT 23.1 - CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - CROWE CHIZEK AND COMPANY LLC

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Plan Administrator
Linens 'n Things, Inc. 401(k) Plan
Clifton, New Jersey

We have audited the accompanying statements of net assets available for benefits of Linens 'n Things, Inc. 401(k) Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2004 financial statements taken as a whole.



                                            /s/ Crowe Chizek and Company LLC
Oak Brook, Illinois
May 26, 2005

--------------------------------------------------------------------------------

                                                                              1.

                       LINENS 'N THINGS, INC. 401(k) PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2004 and 2003

--------------------------------------------------------------------------------


                                                       2004             2003
                                                       ----             ----
ASSETS
     Investments (Note 3)                        $   48,978,126   $   42,106,933

     Cash                                                 9,393                -

     Accrued interest                                       150               81
                                                 --------------   --------------

TOTAL ASSETS                                         48,987,669       42,107,014
                                                 --------------   --------------

LIABILITIES
     Amount due broker                                   21,104                -
                                                 --------------   --------------

NET ASSETS AVAILABLE FOR BENEFITS                $   48,966,565   $   42,107,014
                                                 ==============   ==============








--------------------------------------------------------------------------------

                See accompanying notes to financial statements.
                                                                              2.

                               LINENS 'N THINGS, INC. 401(k) PLAN
                   STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                             Years ended December 31, 2004 and 2003

-----------------------------------------------------------------------------------------------

                                                                     2004           2003
                                                                     ----           ----
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
      Investment income
         Net appreciation in fair value
             of investments (Note 3)                            $   2,327,204   $   6,549,855
         Interest and dividends                                     1,408,126         893,793
                                                                -------------   -------------
                                                                    3,735,330       7,443,648
                                                                -------------   -------------
      Contributions
         Employer                                                   1,373,647       1,111,478
         Participant                                                5,071,109       4,295,208
         Rollovers                                                    622,379         248,661
                                                                -------------   -------------
                                                                    7,067,135       5,655,347
                                                                -------------   -------------
             Total additions                                       10,802,465      13,098,995
                                                                -------------   -------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
      Benefits and withdrawals paid to participants                 3,900,315       2,891,005
      Administrative expenses                                          42,599          31,362
                                                                -------------   -------------
             Total deductions                                       3,942,914       2,922,367
                                                                -------------   -------------

NET INCREASE                                                        6,859,551      10,176,628

NET ASSETS AVAILABLE FOR BENEFITS
      Beginning of year                                            42,107,014      31,930,386
                                                                -------------   -------------

      End of year                                               $  48,966,565   $  42,107,014
                                                                =============   =============


-----------------------------------------------------------------------------------------------

                        See accompanying notes to financial statements.

                                                                                             3.

                       LINENS 'N THINGS, INC. 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Linens 'n Things, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL: The Plan is a participant-directed, defined contribution plan established by Linens 'n Things, Inc. (the "Company" or "Plan Sponsor") as of December 1, 1996. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The general administration of the Plan and the responsibility for carrying out the provisions of the Plan are maintained by a committee (the "Administrative Committee") appointed by Linens 'n Things, Inc. In accordance with the provisions of the Plan, the Administrative Committee is also the Administrator. Fidelity Management Trust Company ("Fidelity") is the trustee of the Plan.

ELIGIBILITY: The Plan allows employees to become eligible to participate at the beginning of the first payroll period of the first month following the completion of eleven months of service with no age requirement or minimum hours worked.

CONTRIBUTIONS: Each year, participants may contribute up to 60% of pretax annual eligible compensation, as defined in the Plan, not to exceed the applicable dollar limit established by the Internal Revenue Service (the "IRS") each year. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. In addition, the Plan allows elective deferral contributions in excess of legal limits under Internal Revenue Code Section 414(v) for those participants who have attained age 50 by the close of the Plan year. Participants direct the investment of their contributions into various investment options offered by the Plan, including common stock of the Company. Employer matching contributions are equal to 50% of the first 4% of eligible compensation that a participant contributes to the Plan. Employer matching contributions are subject to certain limitations as specified in the plan document and the Internal Revenue Code (the "IRC").

PARTICIPANT ACCOUNTS: Each participant's account is credited with the participant's contribution, employer matching contribution and allocations of investment income or loss. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

RETIREMENT, DEATH AND DISABILITY: Upon death, disability or meeting the retirement requirements, a participant's account balance will automatically become 100% vested.

--------------------------------------------------------------------------------

                                  (Continued)
                                                                              4.

                       LINENS 'N THINGS, INC. 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN (Continued)

VESTING: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the employer's matching contribution plus earnings thereon is based on years of continuous service, as defined in the Plan. A participant is 100% vested after three years of credited service.

FORFEITURES: Upon a participant's termination date, and prior to the time the participant becomes vested in his or her account, the non-vested portion, if any, shall be forfeited. These accounts will be used to restore amounts previously forfeited by participants but required to be reinstated upon resumption of employment, to pay administrative expenses, or to reduce employer contributions. During the years ended December 31, 2004 and 2003, forfeited nonvested accounts of $40,265 and $53,540, respectively, were used to reduce employer contributions. At December 31, 2004, forfeited accounts totaled $42,447, which is available to reduce future employer contributions to the Plan.

PAYMENT OF BENEFITS: Upon reaching normal retirement age (age 65 or age 55 with 10 years of credited service, as defined in the Plan) or upon permanent disability, all vested amounts credited to a participant's account become distributable. Distributions will be made as soon as administratively feasible, following a participant's request, and will be made in a lump-sum cash payment.

Upon a participant's death, the participant's beneficiary is entitled to 100% of the participant's vested account balance.

Upon termination of service, other than for normal retirement or death, the Administrator will direct the Trustee or new Trustee to pay to the participant his or her benefit in an immediate lump sum or deferred lump sum if certain criteria are met.

LOAN PROVISIONS: Under the terms of the Plan, participants may obtain loans from the Plan, utilizing funds accumulated in their accounts. The minimum amount which may be borrowed is $1,000. Participants can borrow up to a maximum of 50% of their vested account balance but not more than $50,000, less their highest outstanding loan balance during the previous 12 months. The Plan charges a fixed rate of interest, which is 1% above the prime rate, adjusted quarterly.

The loans are repaid through after-tax payroll deductions. The loan repayments and interest earned are allocated to each of the investment funds based upon the participant's contribution election percentages. The term of the loan is arrived at by mutual agreement between the Administrative Committee and the participant, but may not exceed five years unless the loan is to be used in conjunction with the purchase of the principal residence of the participant, in which case the loan may not exceed 25 years.

--------------------------------------------------------------------------------

                                  (Continued)
                                                                              5.

                       LINENS 'N THINGS, INC. 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION: The Plan's investments are stated at fair value. Quoted market prices are used to value investments in common stock and mutual funds. Shares of common collective trust funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are reported at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

BASIS OF ACCOUNTING: The financial statements are prepared on the accrual basis of accounting and present the net assets available for plan benefits of the Plan and the changes in those net assets in conformity with U.S. generally accepted accounting principles.

ESTIMATES: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

RISKS AND UNCERTAINTIES: The Plan offers a number of investment options including Linens 'n Things, Inc. common stock and a variety of investment funds, some of which are mutual funds and common collective trust funds. The funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Linens 'n Things Company Stock Fund, which principally invests in a single security.

PAYMENT OF BENEFITS:  Benefits paid to participants are recorded when paid.

ADMINISTRATIVE EXPENSES: Most administrative expenses are paid by the Plan Sponsor.

--------------------------------------------------------------------------------

                                  (Continued)
                                                                              6.

                       LINENS 'N THINGS, INC. 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

--------------------------------------------------------------------------------

NOTE 3 - INVESTMENTS

At December 31, 2004 and 2003, the Plan's assets were allocated among various investment funds administered by independent investment managers.

The following presents investments that represent 5% or more of the Plan's net assets in 2004 or 2003:

                                                                2004              2003
                                                                ----              ----
Fidelity Managed Income Portfolio Fund                     $  10,286,376     $  9,941,502
Fidelity Equity-Income II Fund                                 9,406,952        8,749,906
Fidelity Freedom 2010 Fund                                     5,307,276        4,994,744
Fidelity Growth Company Fund                                   4,489,527        3,361,228
Fidelity Diversified International Fund                        3,306,465        2,552,931
Fidelity Low Priced Stock                                      3,106,900        2,197,091
Linens 'n Things Common Stock, 84,112 shares
   and 74,502 shares at December 31, 2004 and
   December 31, 2003, respectively                             2,085,978        2,241,020

During 2004 and 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $2,327,204 and $6,549,855, respectively, as follows:

                                                          2004         2003
                                                          ----         ----

Mutual funds                                           $ 2,732,405  $ 5,940,085
Linens 'n Things, Inc. Common Stock                       (405,201)     609,770
                                                       -----------  -----------

   Net appreciation in fair value of investments       $ 2,327,204  $ 6,549,855
                                                       ===========  ===========

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Company were to terminate the Plan, all participants in the Plan would become fully vested.

--------------------------------------------------------------------------------

                                  (Continued)
                                                                              7.

                       LINENS 'N THINGS, INC. 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

--------------------------------------------------------------------------------

NOTE 5 - PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer and certain others. Certain investments of the Plan are shares of mutual funds advised by Fidelity Investments, an affiliate of Fidelity Management Trust Company. Fidelity is the Plan trustee and, therefore, these transactions and the Plan's payment of trustee fees to Fidelity qualify as party-in-interest transactions. Another investment in the Plan is an investment fund comprised primarily of shares of common stock issued by Linens 'n Things, Inc., which qualifies as a party-in-interest investment. Participant loan transactions and investments are also party-in-interest transactions.

NOTE 6 - INCOME TAX STATUS

The IRS has determined and informed the prototype plan sponsor by letter dated December 5, 2001, that the prototype Plan as then designed and related trust was in compliance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004 and 2003 to the Form 5500:

                                                                                   2004               2003
                                                                                   ----               ----
Net assets available for benefits per the financial statements               $    48,966,565    $   42,107,014
Market value of deemed distributed participant
  loans for which there has been no post-default
  payment activity as of December 31                                                  (4,869)          (17,342)
                                                                             ---------------    --------------

Net assets available for benefits per the Form 5500                          $    48,961,696    $   42,089,672
                                                                             ===============    ==============

--------------------------------------------------------------------------------

                                  (Continued)
                                                                              8.

                       LINENS 'N THINGS, INC. 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

--------------------------------------------------------------------------------

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (Continued)

The following is a reconciliation of benefits paid to participants per the financial statements to benefits paid to participants per Form 5500:

                                                                       2004            2003
                                                                       ----            ----
Benefits paid to participants per the financial statements         $  3,900,315    $  2,891,005
Participant loans defaulted and deemed distributed
  during the indicated period                                            14,114          52,525
Participant loans previously defaulted in which deemed
  distribution was cancelled due to -
     post-default payment activity                                      (14,701)        (43,345)
     recognition of an actual distribution                              (12,374)        (13,370)
                                                                   ------------    ------------

Benefits paid to participants per the Form 5500                    $  3,887,354    $  2,886,815
                                                                   ============    ============








--------------------------------------------------------------------------------

                                  (Continued)
                                                                              9.

                              SUPPLEMENTAL SCHEDULE

                       LINENS 'N THINGS, INC. 401(k) PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2004

--------------------------------------------------------------------------------

Name of Plan Sponsor:                Linens 'n Things, Inc.
                                   -------------------------
Employer Identification Number:            22-3463939
                                   -------------------------
Three-Digit Plan Number:                       001
                                   -------------------------

                (B)                            (C)                                                (E)
            IDENTITY OF        DESCRIPTION OF INVESTMENT INCLUDING                            CURRENT
              ISSUE OR       MATURITY DATE, RATE OF INTEREST, PAR OR     NUMBER     (D)         VALUE
    (A)       BORROWER                    MATURITY VALUE               OF UNITS     COST          ($)
    ---       --------                    --------------               --------     ----          ---

     *        Fidelity      Aggressive Growth Fund                        5,862      #         97,313
     *        Fidelity      Aggressive International Fund                   666      #         11,129
     *        Fidelity      Asset Manager Fund                            1,166      #         18,907
     *        Fidelity      Asset Manager Income Fund                       131      #          1,663
     *        Fidelity      Asset Manager: Aggressive Fund                1,175      #         13,287
     *        Fidelity      Asset Manager: Growth Fund                    1,968      #         29,164
     *        Fidelity      Balanced Fund                                 2,608      #         46,473
     *        Fidelity      Blue Chip Growth Fund                         1,881      #         78,453
     *        Fidelity      Blue Chip Value Fund                            559      #          7,021
     *        Fidelity      Canada Fund                                   1,467      #         49,680
     *        Fidelity      Cap Apprec Fund                               5,210      #        135,609
     *        Fidelity      Capital and Income Fund                      10,341      #         87,590
     *        Fidelity      Contrafund                                      586      #         33,277
     *        Fidelity      Conv Sec Fund                                   787      #         16,991
     *        Fidelity      Disciplined Equity Fund                          87      #          2,200
     *        Fidelity      Diversified International Fund              115,449      #      3,306,465
     *        Fidelity      Dividend Growth Fund                          3,241      #         92,331
     *        Fidelity      Emerging Markets Fund                         1,970      #         25,474
     *        Fidelity      Equity-Income Fund                            1,706      #         90,053
     *        Fidelity      Equity-Income Fund II                       391,793      #      9,406,952
     *        Fidelity      Europe Capital Appreciation Fund                190      #          4,088
     *        Fidelity      Europe Fund                                     141      #          4,810
     *        Fidelity      Export and Multinational Fund                 4,351      #         85,456
     *        Fidelity      Fidelity Fund                                 1,577      #         47,129
     *        Fidelity      Fifty Fund                                    4,897      #        101,026


--------------------------------------------------------------------------------
* Party-in-interest as defined by ERISA.
# All investments are participant directed; therefore, cost information is not required.
                                   (Continued)
                                                                             10.

                       LINENS 'N THINGS, INC. 401(k) PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2004

--------------------------------------------------------------------------------

Name of Plan Sponsor:                Linens 'n Things, Inc.
                                   -------------------------
Employer Identification Number:            22-3463939
                                   -------------------------
Three-Digit Plan Number:                       001
                                   -------------------------

                (B)                            (C)                                                    (E)
            IDENTITY OF        DESCRIPTION OF INVESTMENT INCLUDING                                CURRENT
              ISSUE OR       MATURITY DATE, RATE OF INTEREST, PAR OR        NUMBER      (D)         VALUE
    (A)       BORROWER                    MATURITY VALUE                  OF UNITS     COST           ($)
    ---       --------                    --------------                  --------     ----           ---

     *        Fidelity      Focused Stock Fund                                   1       #             13
     *        Fidelity      Freedom 2000 Fund                                8,039       #         97,106
     *        Fidelity      Freedom 2010 Fund                              389,668       #      5,307,276
     *        Fidelity      Freedom 2020 Fund                               58,319       #        814,131
     *        Fidelity      Freedom 2025 Fund                                  193       #          2,180
     *        Fidelity      Freedom 2030 Fund                               42,986       #        605,248
     *        Fidelity      Freedom 2035 Fund                                  172       #          1,973
     *        Fidelity      Freedom 2040 Fund                               26,712       #        220,908
     *        Fidelity      Freedom Income Fund                             10,760       #        121,264
     *        Fidelity      Ginnie Mae Fund                                  5,114       #         56,663
     *        Fidelity      Global Balance Fund                                 22       #            471
     *        Fidelity      Government Income Fund                           5,884       #         60,252
     *        Fidelity      Growth Company Fund                             80,070       #      4,489,527
     *        Fidelity      Independence Fund                                2,099       #         37,427
     *        Fidelity      Inflation-Protected Bond Fund                      871       #          9,933
     *        Fidelity      Institutional Short Intermediate
                            Government Fund                                  2,191       #         21,165
     *        Fidelity      Intermediate Bond Fund                           5,216       #         54,874
     *        Fidelity      Intermediate Government Income Fund                 18       #            185
     *        Fidelity      Int'l Discovery Fund                               532       #         15,013
     *        Fidelity      Intl Small Cap Fund                              5,346       #        124,445
     *        Fidelity      Investment Grade Bond Fund                       1,811       #         13,638
     *        Fidelity      Japan Fund                                          47       #            595
     *        Fidelity      Large-Cap Stock Fund                             4,431       #         64,787
     *        Fidelity      Latin America Fund                                 606       #         12,822
     *        Fidelity      Leveraged Company Stock Fund                     1,656       #         37,555
     *        Fidelity      Low Priced Stock Fund                           77,190       #      3,106,900
     *        Fidelity      Managed Income Portfolio                    10,286,376       #     10,286,376

--------------------------------------------------------------------------------
* Party-in-interest as defined by ERISA.
# All investments are participant directed; therefore, cost information is not required.
                                   (Continued)
                                                                             11.

                       LINENS 'N THINGS, INC. 401(k) PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2004

--------------------------------------------------------------------------------

Name of Plan Sponsor:                Linens 'n Things, Inc.
                                   -------------------------
Employer Identification Number:            22-3463939
                                   -------------------------
Three-Digit Plan Number:                       001
                                   -------------------------

                (B)                            (C)                                                  (E)
            IDENTITY OF        DESCRIPTION OF INVESTMENT INCLUDING                              CURRENT
              ISSUE OR       MATURITY DATE, RATE OF INTEREST, PAR OR        NUMBER      (D)       VALUE
    (A)       BORROWER                    MATURITY VALUE                  OF UNITS     COST         ($)
    ---       --------                    --------------                  --------     ----         ---

     *        Fidelity      Mid-Cap Stock Fund                               3,827       #       89,747
     *        Fidelity      Mortgage Securities Fund                           166       #        1,869
     *        Fidelity      NASDAQ Composite Index Fund                         85       #        2,514
     *        Fidelity      New Markets Income Fund                          8,567       #      122,758
     *        Fidelity      OTC Portfolio Fund                              24,548       #      851,577
     *        Fidelity      Overseas Fund                                      240       #        8,478
     *        Fidelity      Pacific Basin Fund                                 740       #       14,620
     *        Fidelity      Puritan Fund                                     1,353       #       25,634
     *        Fidelity      Real Estate Fund                                13,144       #      388,280
     *        Fidelity      Real Estate Income Fund                             67       #          792
     *        Fidelity      Retirement Government Money Market
                            Portfolio                                       49,736       #       49,736
     *        Fidelity      Retirement Money Market Portfolio              225,475       #      225,475
     *        Fidelity      SE Asia Fund                                       215       #        3,532
     *        Fidelity      Short Term Bond Fund                               624       #        5,599
     *        Fidelity      Small-Cap Independent Fund                       1,698       #       33,489
     *        Fidelity      Small-Cap Retirement Portfolio                   2,955       #       46,932
     *        Fidelity      Small-Cap Stock Fund                             8,691       #      157,832
     *        Fidelity      Strategic Income Fund                            1,061       #       11,429
     *        Fidelity      Strong Large Cap Growth Fund                     1,058       #       10,852
     *        Fidelity      Strong Large Cap Value Fund                      2,425       #       29,630
     *        Fidelity      Strong Mid Cap Growth Fund                         489       #        5,784
     *        Fidelity      Strong Mid Cap Value Fund                        1,428       #       20,493
     *        Fidelity      Total Bond Fund                                    887       #        9,431
     *        Fidelity      Trend Fund                                         177       #        9,478
     *        Fidelity      U.S. Bond Index Fund                             4,142       #       46,142
     *        Fidelity      Utilities Fund                                     294       #        3,996
     *        Fidelity      Value Fund                                       3,269       #      233,042
     *        Fidelity      Value Strategies Fund                               23       #          851

--------------------------------------------------------------------------------
* Party-in-interest as defined by ERISA.
# All investments are participant directed; therefore, cost information is not required.
                                   (Continued)
                                                                             12.

                       LINENS 'N THINGS, INC. 401(k) PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2004

--------------------------------------------------------------------------------

Name of Plan Sponsor:                Linens 'n Things, Inc.
                                   -------------------------
Employer Identification Number:            22-3463939
                                   -------------------------
Three-Digit Plan Number:                       001
                                   -------------------------

                (B)                            (C)                                                  (E)
            IDENTITY OF        DESCRIPTION OF INVESTMENT INCLUDING                              CURRENT
              ISSUE OR       MATURITY DATE, RATE OF INTEREST, PAR OR        NUMBER      (D)       VALUE
    (A)       BORROWER                    MATURITY VALUE                  OF UNITS     COST         ($)
    ---       --------                    --------------                  --------     ----         ---

     *        Fidelity      Worldwide Fund                                     402       #        7,343
     *        Spartan       Spartan Total Market Index Fund                    866       #       28,637
     *        Spartan       Spartan U.S. Equity Index Fund                  49,513       #    2,122,129
     *        Spartan       Total Market Index Fund                              3       #           89
                AIM         Balanced Fund A                                     56       #        1,414
                AIM         Basic Value Fund A                                  26       #          836
                AIM         Blue Chip Fund A                                    15       #          174
                AIM         Constellation Fund A                                46       #        1,054
                AIM         Core Stock Fund                                    115       #        1,240
                AIM         Dynamics Fund                                       43       #          712
                AIM         Global Aggressive Growth Fund A                    684       #       13,076
                AIM         Mid Cap Core Equity Fund A                          23       #          665
              Allianz       NFJ Small-Cap Value Fund Admin                      82       #        2,368
          American Beacon   International Equity Fund PlanAhead
                            Class                                                0       #            5
          American Century  Large Company Value Fund                            86       #          558
          American Century  Ultra Investor Fund                                  3       #           75
               Ariel        Appreciation Fund                                2,988       #      142,419
               Ariel        Fund                                             2,255       #      119,874
               Ariel        Premier Bond Fund Investor Class                 1,144       #       11,774
              Artisan       International Fund                                 175       #        3,884
              Artisan       Mid Cap Fund                                         1       #           36
               Baron        Asset Fund                                          18       #          956
               Baron        Growth Fund                                      1,254       #       56,267
              Columbia      Acorn Select Fund Z                                  9       #          191
              Columbia      High Yield Fund Z                                  383       #        3,370
                 CS         Global Fixed Income Com Fund                     1,657       #       17,063
                 CS         Large Cap Value Fund A                               4       #           86


--------------------------------------------------------------------------------
* Party-in-interest as defined by ERISA.
# All investments are participant directed; therefore, cost information is not required.

                                   (Continued)
                                                                             13.

                       LINENS 'N THINGS, INC. 401(k) PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2004

--------------------------------------------------------------------------------

Name of Plan Sponsor:                Linens 'n Things, Inc.
                                   -------------------------
Employer Identification Number:            22-3463939
                                   -------------------------
Three-Digit Plan Number:                       001
                                   -------------------------

                (B)                            (C)                                                (E)
            IDENTITY OF        DESCRIPTION OF INVESTMENT INCLUDING                            CURRENT
              ISSUE OR       MATURITY DATE, RATE OF INTEREST, PAR OR        NUMBER     (D)      VALUE
    (A)       BORROWER                    MATURITY VALUE                  OF UNITS    COST        ($)
    ---       --------                    --------------                  --------    ----        ---

               Domini       Social Equity Fund                                   3      #          78
              Dreyfus       Founders Balanced Fund F                           587      #       4,965
              Dreyfus       Founders Growth Fund F                             501      #       5,303
                FMA         Small Company IS                                     8      #         175
              Franklin      Small-Mid Cap Growth Fund A                          7      #         233
             Legg Mason     Value Trust Fixed Income Fund                        6      #         422
            Lord Abbett     Mid-Cap Value Fund P                               116      #       2,567
              Managers      Bond Fund                                        1,143      #      28,116
              Managers      Capital Appreciation Fund                           53      #       1,406
              Managers      Special Equity Fund                                210      #      19,004
              Managers      Value Fund                                       4,965      #     147,623
                MSI         Emerging Markets Fund B                             14      #         258
                MSI         Equity Growth Fund B                               210      #       3,507
                MSI         Intl Equity Fund B                                   4      #          83
                MSI         Small Co Growth Fund B                             216      #       2,601
               MSIFT        Cap Fixed Income Adviser Fund                      217      #       2,497
               MSIFT        High Yield Adviser Fund                          5,002      #      27,711
               MSIFT        Value Adviser Fund                                 178      #       3,184
               Mutual       Discovery Fund A                                   207      #       4,989
               Mutual       Shares Fund - Class A                              251      #       5,747
          Neuberger Berman  Focus Trust Fund                                     3      #          93
          Neuberger Berman  Guardian Trust Fund                                249      #       3,244
          Neuberger Berman  Socially Responsive Trust Fund                     418      #       6,326
              Oakmark       Equity and Income Fund I                         4,915      #     115,497
              Oakmark       Fund I                                             331      #      13,826
               PIMCO        CCM Capital Appreciation Fund -
                            Administrative Class                               736      #      13,073

--------------------------------------------------------------------------------

# All investments are participant directed; therefore, cost information is not required.
                                   (Continued)
                                                                             14.

                       LINENS 'N THINGS, INC. 401(k) PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2004

--------------------------------------------------------------------------------

Name of Plan Sponsor:                Linens 'n Things, Inc.
                                   -------------------------
Employer Identification Number:            22-3463939
                                   -------------------------
Three-Digit Plan Number:                       001
                                   -------------------------

                (B)                            (C)                                                  (E)
            IDENTITY OF        DESCRIPTION OF INVESTMENT INCLUDING                              CURRENT
              ISSUE OR       MATURITY DATE, RATE OF INTEREST, PAR OR        NUMBER      (D)       VALUE
    (A)       BORROWER                    MATURITY VALUE                  OF UNITS     COST         ($)
    ---       --------                    --------------                  --------     ----         ---

               PIMCO        CCM Mid Cap Fund - Administrative
                            Class                                               23       #          557
               PIMCO        Global Bond Fund (Unhedged) -
                            Administrative Class                             4,002       #       41,937
               PIMCO        High Yield Fund - Administrative Class           4,394       #       43,803
               PIMCO        Long-Term U.S. Government Fund -
                            Administrative Class                             6,582       #       71,547
               PIMCO        Low Duration Fund - Administrative
                            Class                                            1,212       #       12,360
               PIMCO        Total Return Fund - Administrative
                            Class                                            6,237       #       66,547
               Royce        Royce Low Priced Stock Fund                      5,967       #       91,478
                 RS         Emerging Growth Fund                                68       #        2,189
                 RS         Smaller Company Growth Fund                        142       #        3,202
              Scudder       Global Discovery Fund                               11       #          373
                TCW         Galileo Aggressive Growth Fund N                    29       #          369
                TCW         Galileo Select Equity Fund N                       108       #        2,083
             Templeton      Developing Markets Trust A                           3       #           51
             Templeton      Foreign Fund A                                   1,408       #       17,323
             Templeton      Foreign Small Co Fund A                              6       #          119
             Templeton      Global Bond Fund A                               6,567       #       73,086
             Templeton      Growth Fund A                                      610       #       13,959
             Templeton      World Fund A                                     1,880       #       33,365
             Van Kampen     Growth & Income Fund A                              31       #          621


--------------------------------------------------------------------------------

# All investments are participant directed; therefore, cost information is not required.
                                   (Continued)
                                                                             15.

                       LINENS 'N THINGS, INC. 401(k) PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2004

--------------------------------------------------------------------------------

Name of Plan Sponsor:                Linens 'n Things, Inc.
                                   -------------------------
Employer Identification Number:            22-3463939
                                   -------------------------
Three-Digit Plan Number:                       001
                                   -------------------------

                (B)                            (C)                                                   (E)
            IDENTITY OF        DESCRIPTION OF INVESTMENT INCLUDING                               CURRENT
              ISSUE OR       MATURITY DATE, RATE OF INTEREST, PAR OR        NUMBER     (D)         VALUE
    (A)       BORROWER                    MATURITY VALUE                  OF UNITS     COST          ($)
    ---       --------                    --------------                  --------     ----          ---
              Western       Western Asset Core Fixed Income Fund                 1      #             11
             Linens 'n
     *      Things, Inc.    Common Stock                                    84,112      #      2,085,978
     *        Fidelity      Inst Cash Port: MM Fund Class I Shares         104,925      #        104,925
            Participant
     *       Loans (1)                                                                         1,598,160

                                                                                            --------------
          TOTAL INVESTMENTS                                                                  $48,978,126
                                                                                            ==============

(1)  291 loans to participants with interest rates of 5.0% to 10.5%.








--------------------------------------------------------------------------------
* Party-in-interest as defined by ERISA.
# All investments are participant directed; therefore, cost information is not required.

                                                                             16.

                                    SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                              LINENS 'N THINGS, INC. 401(K) PLAN


Dated:  June 27, 2005                         By: /s/ William T. Giles
                                                  --------------------
                                              William T. Giles
                                              Executive Vice President, Chief
                                              Financial Officer and member of
                                              the Investment Committee





--------------------------------------------------------------------------------

                                                                             17.